

16014828

UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

SEC FILE NUMBER
8-35597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE BOND HOUSE, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6219 NW Pine Ridge Road
(No. and Street)

Parkville.	Missouri	64152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-505-4455
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Bond House, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BOND HOUSE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2015

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Bond House, Inc.

We have audited the accompanying statement of financial condition of The Bond House, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders; equity, and cash flows for the year then ended. These financial statements are the responsibility of The Bond House, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bond House, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of The Bond House, Inc.'s financial statements. The supplemental information is the responsibility of The Bond House, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



February 26, 2016

EXHIBIT A

THE BOND HOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	591
Receivable from clearing broker		58
Deposit with clearing broker		10,000
Furniture and equipment (net of accumulated depreciation of $6,544)		-
	$	10,649

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	942
Total Liabilities		942
STOCKHOLDERS' EQUITY		
Common stock, $1par value, 500,000 shares authorized, 75,200 shares issued		75,200
Retained earnings		4,607
Paid in capital		5,900
Treasury stock, at cost (50,000 shares)		(76,000)
Total stockholders' equity		9,707
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,649

The accompanying notes are an integral part of these financial statements

EXHIBIT B

THE BOND HOUSE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	739
Trading gains		-
Interest income		6
Other income		-
Total revenues		745
COST OF SALE		-
GROSS MARGIN		745
EXPENSES		
Regulatory registration and fees		3,963
Depreciation and amortization		-
Miscellaneous		1,189
Total expenses		5,152
INCOME (LOSS) BEFORE INCOME TAXES		(4,407)
PROVISION FOR INCOME TAXES		-
NET (LOSS) INCOME	$	(4,407)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

THE BOND HOUSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Paid In Capital	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 75,100	$ 9,014	$ -	$ (76,000)
Shares issued	100	-	5,900	-
Net income (loss)	-	(4,407)	-	-
BALANCE, END OF YEAR	$ 75,200	$ 4,607	$ 5,900	$ (76,000)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

THE BOND HOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$	(4,407)
Depreciation and amortization		-
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing broker		3
Decrease in loan payable - shareholder		(1,900)
Increase (decrease) in accounts payable		709
Net cash provided (used) by operating activities		(5,595)
CASH USED BY INVESTING ACTIVITIES:		-
CASH PROVIED BY FINANCING ACTIVITIES:		
Proceeds from issuance of 100 common shares		100
Additional paid in capital from issuance of common stock		5,900
Total cash provided by financing activites		6,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		405
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		186
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	591

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated in February 1986 and started business in May 1986. The Company operates as a fully disclosed broker/dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearing broker. Originally the Company operated under the name of First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2008 the name was changed to The Bond House, Inc.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2015, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amount of cash paid for interest and taxes for the year ended December 31, 2015 are as follows:

Interest	$	--
Income taxes	$	--

D. Depreciable Assets

Depreciable assets and leasehold improvements have been recorded at cost and depreciated/amortized over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

There was no depreciation and amortization for the year ended December 31, 2015.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2015, the Company had no aggregate indebtedness and net capital of $9,706, which resulted in a ratio of .0000 to 1 and a ratio requirement of less than its minimum requirement of $5,000. Therefore, at December 31, 2015, based on its minimum requirement, the Company had excess net capital of $4,706.

NOTE 3 RELATED PARTY

The majority shareholder of the Company owns controlling interest in another broker-dealer, Valdés & Moreno, Inc. Their total revenues for 2015 were $1,060,777 with total assets of $368,638 and net equity of $219,517 at December 31, 2015.

NOTE 4 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2016, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

On May 5, 2015 the sole shareholder of The Bond House, Inc entered into a stock purchase agreement for the purchaser to purchase 15% of the common stock as of the effective date with an option to purchase the remaining shares within 18 months of the effective date. The remaining shares were purchased on February 16, 2016.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2015**
The Bond House, Inc.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	9,706	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				9,706	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	9,706	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		-	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	9,706	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			$	9,706	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of December 31, 2015**
The Bond House, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description			Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)			$ -	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14.	Excess net capital (line 10 less 13)			$ 4,706	3770
15.	Excess net capital less greater of 10% of line 19 or 120% of line 12			*22 $ 3,706	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ -	3790
17.	Add:				
	A. Drafts for immediate credit	*21 $ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	-	3830
19.	Total aggregate indebtedness			$ -	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 0.00%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% .00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The Bond House, Inc.
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Bond House, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) The Bond House, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) The Bond House, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 26, 2016

THE BOND HOUSE, INC.
6219 NW Pine Ridge Road
Parkville, MO 64152
(816) 505-4455

Registered: SEC MSRB **Member: FINRA SIPC**

The Bond House, Inc. Exemption Report

U.S. Securities and Exchange Commission
Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

The Bond House, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

The Bond House, Inc.

I, Marco R. Listrom, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

February 26, 2016